RB 3/6

[redacted]

08026871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31475

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R. Seelaus & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 DeForest Avenue, Suite 102
(No. and Street)

Summit (City) NJ (State) 07901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karolina Pajdak 908 273 3011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crane, Tonelli, Rosenberg & Co., LLP
(Name – *if individual, state last, first, middle name*)

25 DeForest Avenue, Suite 102 (Address) Summit (City) NJ (State) 07901 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Seelaus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. Seelaus & Co., Inc, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

President

Title

Karolina Pajdak
Notary Public of New Jersey
My Commission Exp. Sept. 2, 2010

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) Independent Auditor's Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LINDABURY
McCORMICK, ESTABROOK & COOPER, P.C.
Attorneys at Law

Email: edlawgroup@lindabury.com
Direct Fax: (908) 518-2967

February 27, 2008

BY FAX (908) 273-6377 AND REGULAR MAIL

R.Seelaus & Co., Inc.
Karolina Pajdak
Office Manager
25 DeForest Avenue, Suite 102
Summit, New Jersey 07901

Re: RSC Financial Products, LLC

Dear Ms. Pajdak:

We reviewed the Profit and Loss Statement, Trial Balance Report and Statement from Bank of America for the period ending December 31, 2007 for RSC Financial Products, LLC ("RSC"). Based upon our review and your representations that there are no contingent liabilities not reported or reflected in these documents, it is our opinion that the assets of RSC may be distributed within thirty (30) calendar days.

Please contact us if you require additional information.

Very truly yours,

LINDABURY, McCORMICK, ESTABROOK & COOPER, P.C.

Anthony P. Sciarrillo

/alc

2187969v1

R. SEELAUS & CO., INC. & SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2007

(With Independent Auditors' Report)

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY
MICHAEL E. ROSENBERG, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351

INTERNET: www.CTRLLP.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

February 27, 2008

To the Board of Directors
R. Seelaus & Co., Inc. & Subsidiary
Summit, NJ 07901

In planning and performing our audit of the consolidated financial statements and supplemental schedules of R. Seelaus & Co., Inc. & Subsidiary (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all

material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crane, Tonelli, Rosenberg & Co., LLP

February 27, 2008

R. SEELAUS & CO., INC. & SUBSIDIARY

TABLE OF CONTENTS

CRANE, TONELLI, ROSENBERG & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

WILLIAM S. CRANE, C.P.A. NJ, PA, FL
JAMES R. TONELLI, C.P.A. NJ, NY
MICHAEL E. ROSENBERG, C.P.A. NJ

25 DEFOREST AVENUE
SUITE 101
SUMMIT, NJ 07901
TEL 908-277-2350
FAX 908-277-2351

INTERNET: www.CTRLLP.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
R. Seelaus & Co., Inc. and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of R. Seelaus & Co., Inc. and Subsidiary as of December 31, 2007, and the related consolidated statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of R. Seelaus & Co., Inc. and Subsidiary as of December 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Crane, Tonelli, Rosenberg & Co., LLP

February 27, 2008

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$ 358,049
Receivables from clearing organization	470,103
Securities owned – marketable	4,870,137
Secured demand notes	290,000
Furniture, equipment, and leasehold improvements – net	87,874
Other assets	251,066
	$6,327,229

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Payables to clearing organization	$3,307,818
Securities sold, not yet purchased, at market value	370,509
Note payable	462,992
Accounts payable, accrued expenses and other liabilities	795,158
	4,936,477
Commitments, contingencies and guarantees	-
Subordinated borrowings	290,000
Stockholders' equity:	
Common stock, no par value; 1,000,000 shares authorized, 143,190 shares issued and outstanding, stated at $2.31 per share	330,769
Additional paid-in capital	173,343
Less: treasury stock, 22,490 shares at cost	(578,740)
Retained earnings	1,175,380
Total stockholders' equity	1,100,752
	$6,327,229

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:	
Trading gains	$4,846,737
Commission income	1,004,798
Annuity income	692,388
Insurance income	242,389
Interest and dividend income	346,117
Other income	349,245
Total revenue	7,481,674
Expenses:	
Employee compensation and benefits	5,268,208
Non-broker clearance charges	240,440
Interest and dividends	318,345
Communications and data processing	112,950
Occupancy and equipment	576,511
Promotion	5,676
Regulatory assessments	55,406
Payroll taxes	273,471
Depreciation	27,911
Other operating expenses	594,751
Total operating expenses	7,473,669
Income before income taxes	8,005
Provision for income taxes	3,026
Net income	$ 4,979

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-In	Retained	Treasury Stock		Total Stockholders'
	Shares	Amount	Capital	Earnings	Shares	Amount	Equity
Balance at January 1, 2007	143,190	$330,769	$173,343	$1,170,401	0	$0	$1,674,513
Net income				4,979			4,979
Acquisition of treasury stock					22,490	(578,740)	(578,740)
Balance at December 31, 2007	143,190	$330,769	$173,343	$1,175,380	22,490	($578,740)	$1,100,752

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS
FOR THE YEAR ENDED DECEMBER 31, 2007

Balance at January 1, 2007	$290,000
Increases:	-
Decreases:	-
Balance at December 31, 2007	$290,000

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Net Income	$ 4,979
Adjustments to reconcile net income to	
Net cash provided by operating activities:	
Depreciation	27,911
(Increase) decrease in operating assets:	
Receivables from clearing organization	(268,382)
Securities owned	2,502,387
Other assets	(21,422)
Increase (decrease) in operating liabilities:	
Accrued expenses and other liabilities	(85,558)
Payables to clearing organization	(1,221,710)
Securities sold not yet purchased	(748,477)
Total adjustments	184,749
Net cash provided by operating activities	189,728
Cash Flows From Investing Activities:	
Acquisitions of furniture, equipment, and leasehold improvements	(9,684)
Net cash (used in) investing activities	(9,684)
Cash Flow From Financing Activities:	
Proceeds from note payable	578,740
Payment on note payable	(115,748)
Purchase of common stock for treasury	(578,740)
Net cash (used) in financing activities	(115,748)
Net increase in cash	64,296
Cash at beginning of the year	293,753
Cash at end of the year	$ 358,049
Supplemental cash flows disclosures:	
Cash paid during the year for:	
Interest	$ 304,455
Income taxes	$ 490

See accompanying notes to consolidated financial statements

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Financial Statements
December 31, 2007

Note 1: Summary of Significant Accounting Policies:

Description of Company

The Company organized in 1984, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's customers are located throughout the United States, with offices in Summit, New Jersey, Smithville, New Jersey, Boca Raton, Florida and Boston, Massachusetts.

Principles of Consolidation

The consolidated financial statements include the Company and its wholly-owned immaterial subsidiary. Intercompany balances and transactions have been eliminated in consolidation.

Securities Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on trade date basis. Customer securities transactions and the related commission revenue and expense are recorded on a settlement date basis, which is not materially different than if transactions were recorded on the trade date.

Marketable securities are valued at market values. All investments as of December 31, 2007 are held at an outside location by a clearing organization.

Traded securities consist principally of municipal and government obligations and Unit Investment Trusts in order to provide income which is exempt from federal and/or state income taxes for the fixed-income investor. Other heavily traded securities include corporate bonds.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is computed on the straight-line method, over the useful lives of the related assets. Expenditures for maintenance and repairs are expensed as incurred.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Financial Statements
December 31, 2007

Note 1: Summary of Significant Accounting Policies: (Continued)

Income Taxes

The Company elected S corporation status effective since January 1, 2003 (Note 8). Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. Cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reflected in the financial statements at carrying value, which approximates fair value because of the short-term maturity of these instruments. The carrying value of the Company's subordinated borrowings approximates the fair value based on the current rates available to the Company for similar instruments.

Note 2: Securities Owned and Sold, Not Yet Purchased:

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2007, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2007.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Financial Statements
December 31, 2007

Note 2: Securities Owned and Sold, Not Yet Purchased: (Continued)

Marketable securities owned and sold not yet purchased, consist of trading and investment securities at market values as follows:

	December 31, 2007	
	Owned	Sold Not Yet Purchased
Obligations of U.S. government	$1,131,126	$304,879
State and municipal obligations	2,571,779	45,869
Corporate bonds, debentures, and notes	1,167,143	19,761
Other securities	89	-
	$4,870,137	$370,509

Note 3: When-Issued Securities:

The Company enters into certain transactions involving securities sold on a when-issued basis (when-issued securities). When-issued securities provide for the delayed delivery of the underlying instrument. When-issued securities transactions are entered into for trading purposes or to economically hedge other positions or transactions and are therefore subject to varying degrees of market and credit risk. The credit risk for when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. The market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Financial Statements
December 31, 2007

Note 4: Liabilities Subordinated to Claims of General Creditors:

The borrowings under subordination agreements at December 31, 2007 are listed below:

Liability pursuant to secured demand note collateral agreement, 9% interest paid monthly through April 15, 2008 based on $200,000 balance. Interest expense was $18,000 for the year ended December 31, 2007.	$190,000
Liability pursuant to secured demand note collateral agreement with an individual related to the majority stockholder, 8% interest paid monthly through April 15, 2008. Interest expense was $8,000 for the year ended December 31, 2007.	100,000
	$290,000

The subordinated borrowings are covered by agreements approved by the Financial Industry Regulatory Authority and are thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5: Furniture, Equipment, and Leasehold Improvements:

Furniture, equipment, and leasehold improvements at December 31, 2007 is summarized as follows:

Office machinery and equipment	$ 321,154
Leasehold improvements	56,138
	377,292
Less: Accumulated depreciation	(289,418)
Furniture, Equipment, and Leasehold Improvements -net	$ 87,874

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Financial Statements
December 31, 2007

Note 6: Receivables from and Payables to Clearing Organization:

The receivables from the clearing organization are commissions receivable. The payables to clearing organizations are loans collateralized by marketable securities at rates related to the Federal Funds rate.

Note 7: Commitments:

The Company is obligated under non-cancelable operating leases for office facilities and equipment expiring at various dates through October, 2010. The future minimum rental payments for the next five years and in the aggregate under the above lease agreements are as follows:

Years Ending December 31,	
2008	$320,606
2009	310,595
2010	235,542
2011	20,701
2012	-
Total future minimum lease payments	$887,444

Rent expense under all operating leases was approximately $308,626 for the year ended December 31, 2007.

Note 8: Income Taxes:

The provision for income taxes for the year ended December 31, 2007 of $3,026 has been provided in the financial statements for state corporate income tax obligations based upon the Company's current tax filing status as an S corporation. The Company elected S corporation status effective January 1, 2003. Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company will not incur additional income tax obligations.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Financial Statements
December 31, 2007

Note 9: Note Payable:

Note payable at December 31, 2007 consists of the following as a result of the Company's acquisition of 22,490 shares from a retiring shareholder in July 2007:

Note payable, due in annual installments of $115,748 plus interest at an annual rate of 6%, maturing July 16, 2011	$462,992

Principal payments due on the above note for each of the subsequent four years are as follows as of December 31, 2007:

2008	$115,748
2009	115,748
2010	115,748
2011	115,748
	$462,992

Note 10: Principal Transactions :

The Company's principal transaction revenues by reporting categories, including derivatives, at December 31, 2007 are the following:

Municipal Trading Gains	$1.7
Government Trading Gains	2.1
Corporate Trading Gains	1.0
UIT Trading Gains	.1
	$4.9

Note 11: Employee Benefit Plan:

The Company maintains a 401(k) plan, which covers substantially all of its full-time employees. The plan permits employees to invest from 1% to 60% of their compensation, subject to IRS annual limitations, in the employee's choice of mutual fund. The Company matches 100% of the first 3% of employee's contributed compensation and 50% of the next 2% of employee's contributed compensation. During the year ended December 31, 2007, the Company contributed approximately $141,731 to the plan.

(Continued)

R. SEELAUS & CO., INC. & SUBSIDIARY
Notes to Financial Statements
December 31, 2007

Note 12: Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $760,547 which is $510,547 in excess of required net capital of $250,000. The Company's net capital ratio at December 31, 2007 was 1.65 to 1.

Note 13: Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiary:

	RSC Financial Products, LLC
Total assets	$277,589
Stockholders' equity	114,583

The $114,583 of stockholders' equity of the broker-dealer subsidiary is included as capital in a consolidated computation of the Company's net capital, because the assets of the subsidiary are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

Note 14: Annual Report on Form X-17A-5:

The annual report to the Securities and Exchange Commission on Form X-17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

Note 15: Concentrations:

The Company maintains its cash balances in financial institutions located in New Jersey. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2007, the company had a cash balance at a bank which exceeded the related federal deposit insurance by approximately $186,000.

* * * * *

SCHEDULE I

R. SEELAUS & CO., INC. & SUBSIDIARY
COMPUTATION OF NET CAPITAL AND REQUIRED NET
CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Net Capital:

Stockholders' Equity from Statement of Financial Condition	$1,100,752
Add: Subordinated borrowings (allowable in computation of net capital)	290,000
Total Capital and Allowable Subordinated Borrowings	1,390,752
Deductions and Charges:	
Non-Allowable Assets	272,464
Net Capital Before Haircuts on Security Positions (tentative net capital)	1,118,288
Haircuts on Securities	357,741
Net Capital	$ 760,547

Aggregate Indebtedness:

Payable to Brokers and Dealers	$ -
Accrued Expenses and Other Liabilities	1,258,150
Total Aggregate Indebtedness	$1,258,150

Computation of Basic Net Capital Requirement:

Minimum Net Capital Required (6 2/3% of Aggregate Indebtedness of $1,258,150)	$ 83,877
Minimum Dollar Net Capital Requirement	$ 250,000
Net Capital Required	$ 250,000
Excess Net Capital at 1,500%	$ 510,547
Excess Net Capital at 1,000%	$ 634,732
Ratio of Aggregate Indebtedness to Net Capital	1.65 to 1

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2007, as amended, filed on February 28, 2008.

See accompanying notes to consolidated financial statements

SCHEDULE II

R. SEELAUS & CO., INC. & SUBSIDIARY
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Credit Balances	NONE
Debit Balances	NONE
Reserve Computation:	
Excess of Total Credits Over Total Debits	NONE
Required Deposit	NONE
Frequency of Computation:	NOT APPLICABLE

Reconciliation With The Company's Computations:
A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there are no material differences between the computation for determination of reserve requirements as computed above and the computation by the Company included in the Form X-17A-5 as of December 31, 2007, as amended, filed on February 28, 2008.

SCHEDULE III

R. SEELAUS & CO., INC. & SUBSIDIARY
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

State the Market Value and the Number of Items:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2007 (for which instructions to reduce to possession or control had been issued as of that date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	NONE
Number of Items	NONE
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	NONE
Number of Items	NONE

END

See accompanying notes to consolidated financial statements